EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change August 20, 2014
Item 3	News Release The news release dated August 20, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm announced the results from deep infill drilling underway in the Valley of the Kings.
Item 5
Full Description of Material Change

5.1 Full Description of Material Change

Pretivm announced the results from deep infill drilling underway in the Valley of the Kings, including the intersection of visible gold. (See Table 1 below for assays.)

Selected drill highlights include:

● Hole SU-632-W4 intersected 335.65 grams of gold per tonne over 2.10 meters, including 4,130 grams of gold uncut over 0.80 meters and 3,530 grams of gold uncut over 0.50 meters.
The extreme gold grade noted above was intersected in hole SU-632-W4, which was wedged downhole off drillhole SU-632 at 272.5 meters. Drillhole SU-632 was collared in the western part of the Valley of the Kings. Directional drilling, which enables offset holes to be drilled downhole from a single surface drillhole, is underway as part of a deep infill drilling program in the Valley of the Kings in support of the mine plan for the Brucejack Project. Drilling is being conducted on a portion of Inferred and Indicated mineral resources from the December 2013 Valley of the Kings Mineral Resource estimate below the 1345 meter level. A second drill is currently dedicated to geotechnical drilling at site.

 For plan and section views of drill holes SU-631 and SU-632 with wedge holes drilled to date, please see attached Schedule A.Underground drilling in the Valley of the Kings is planned to commence in September after commissioning the new water treatment plant.

Table 1: Selected Valley of the Kings Drill Results, August 2014 (SU-631 and SU-632 with wedge holes)(1,2,3)

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Wedge hole collar
SU-631	-63/180	152.50	154.00	1.50	18.10	8.40
		325.00	328.00	3.00	70.80	57.40
	incl	325.00	326.50	1.50	127.50	88.90
		490.30	491.80	1.50	15.25	10.10
SU-631-W1	-57/180	6.50	8.00	1.50	37.10	48.10	317m down SU-631
		24.80	26.30	1.50	7.80	20.90
		79.70	83.30	3.60	5.55	14.8
SU-631-W2	-58/185	38.00	39.00	1.00	8.85	10.70	303m down SU-631
		61.00	62.50	1.50	8.87	6.30
SU-632	-70/180	87.00	88.00	1.00	9.67	14.20
		310.55	311.71	1.16	7.62	351.86
		521.88	522.38	0.50	35.20	47.70
SU-632-W1	-65/180	Wedge shifted. Hole stopped at 17 m.					299m down SU-632
SU-632-W2	-65/180	72.71	73.21	0.50	79.20	43.60	282m down SU-632
		141.00	142.50	1.50	49.20	19.60
SU-632-W3	-61/178	116.00	117.5	1.50	4.71	3.7	28.5m down SU-632-W2
		120.5	126.5	6.00	2.03	1.83
		188.00	201.00	13.00	1.21	3.71
		216.10	226.60	10.50	1.40	1.83
SU-632-W4(4)	-61/178	78.76	80.86	2.10	335.65	353.43	272.5m down SU-632
	Or(5)	78.76	80.86	2.10	2,415.17	353.43
	Incl(5)	78.76	79.26	0.50	3,530	394.00
	Incl(5)	80.06	80.86	0.80	4,130	678.00
		206.30	207.80	1.50	6.68	4.90
		265.42	265.92	0.50	9.31	5.50

(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 540 g/t were cut to 540 g/t.
(3)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate half split core assayed at ALS Chemex in Vancouver, B.C.
(4)Two samples cut to 540 g/t gold
(5)Uncut

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of August, 2014.

SCHEDULE A

SU-631 & SU-632: Plan View

PRETIVM

N
Existing Underground Development
Latite Dykes (Projected from 1345m)
6258200 N
6258100 N
6258000 N
426400 E
426500 E
426600 E
426700 E
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
100m

A-1

SU-631 & SU-632: SECTION VIEW

PRETIVM

N
S
Polylithic Conglomerate
1.5m @ 127.5 ppm Au
Silica Cap
2.1m @ 2,415.17 ppm Au
1200 L
1100 L
1000 L
Volcaniclastic Sediments
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
SU-632-W2
SU-631-W1
SU-632-W4
SU-631-W2
SU-632
SU-632-W3
SU-631
6258100 N
6258000 N
6257900 N
6257800 N
100m
Volcanic Flows
Latite Dykes
Focus box
1500 L
1400 L
1300 L
1200 L
1100 L
1000 L
6258200 N
6258100 N
6258000 N
6257900 N

A-2